UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25	OMB APPROVAL
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NOTIFICATION OF LATE FILING	SEC FILE NUMBER
	333	139008

(Check One): ☒ Form 10-K ☐ Form 20-F ☐Form 11-K ☐Form 10-Q ☐Form N-SAR ☐ Form N-CSR	CUSIP NUMBER
39032L103

For Period Ended: December 31, 2008

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:______________________________________________

Read attached instruction sheet before preparing form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant
Great East Bottles & Drinks (China) Holdings, Inc.
Former Name if Applicable

Address of Principal Executive Office (Street and Number)
203 Hankow Center, 5-15 Hankow Road,
City, State and Zip Code
Tsimshatsui, Kowloon, Hong Kong

PART II
RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.  (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or From N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
 NARRATIVE

State below in reasonable detail the reasons why  Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The report of Great East Bottles & Drinks (China) Holdings, Inc (the “Company”) on Form 10-K could not be filed within the prescribed time period because the Company’s financial statements were not completed in time to obtain the necessary review of the financial statements by its independent public accountant.

PART IV
OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Mitchell S. Nussbaum, Esq.	212	407-4159
	(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed?  If answer is no, identify report(s).
			☒Yes ☐No

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
			☒Yes ☐No

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

In the corresponding period for the last fiscal year, the Company had minimal operations. On March 10, 2008, the Company acquired pursuant to a share exchange all of the issued and outstanding shares of Citysky Investment Holdings, Inc, a British Virgin Islands company (“Citysky”) from the shareholder of Citysky. Citysky is the owner of 100% of each of the following companies (i) Great East Packaging International Limited, a British Virgin Island company, which owns 100% of Hangzhou Great East Packaging Company Limited, a wholly owned foreign enterprise incorporated in China on September 29, 1995, (ii)  Great East Packaging (Nanjing) Limited, a British Virgin Island company, which owns 100% of Nanjing Great East Packaging Company Limited, a wholly owned foreign enterprise incorporated in China on January 18, 2001 and (iii) Great East Packaging (Xian) Limited, a British Virgin Island company, which owns 100% of Xian Great East Packaging Company Limited, a wholly owned foreign enterprise incorporated in China on August 16, 1996.

The Company is not able to make a reasonable estimate of net earnings for the fiscal year ended December 31, 2008 at this time because it is still preparing its financial statements.

Great East Bottles & Drinks (China) Holdings, Inc.
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date : March 30, 2009	By:	/s/ Stetson Chung
Name: Stetson Chung
Title: Chief Executive Officer

INSTRUCTION:  The form may be signed by an executive officer of the registrant or by any other duly authorized representative.  The name and title of the person signing the form shall be typed or printed beneath the signature.  If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2.
One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act.  The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4.	Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

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